Exhibit 99.4

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2024

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended			Nine months ended		Year ended
	Particulars	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023	March 31, 2024
	Income
	a) Revenue from operations	223,188	223,016	222,051	665,842	675,520	897,603
	b) Foreign exchange gains/(losses), net	410	(396)	262	(192)	468	340

I	Total income	223,598	222,620	222,313	665,650	675,988	897,943

	Expenses
	a) Purchases of stock-in-trade	459	1,034	1,453	2,157	3,007	3,832
	b) Changes in inventories of stock-in-trade	318	(152)	(616)	164	122	278
	c) Employee benefits expense	133,035	134,695	134,234	400,023	413,046	549,301
	d) Depreciation, amortization and impairment expense	6,765	8,308	9,316	22,362	25,666	34,071
	e) Sub-contracting and technical fees	25,903	24,582	25,780	75,252	78,712	103,030
	f) Facility expenses	3,884	3,937	3,562	11,954	10,829	14,556
	g) Travel	3,164	3,836	3,529	10,937	11,753	15,102
	h) Communication	871	1,079	1,313	2,943	3,922	4,878
	i) Legal and professional fees	2,842	3,013	2,477	8,137	7,235	9,559
	j) Software license expense for internal use	5,080	4,702	4,675	14,387	13,983	18,378
	k) Marketing and brand building	1,032	838	1,031	2,674	2,888	3,555
	l) Lifetime expected credit loss/ (write-back)	(608)	593	(166)	(41)	273	640
	m) (Gain)/loss on sale of property, plant and equipment, net	77	(820)	68	(766)	(2,174)	(2,072)
	n) Other expenses	1,810	(174)	2,792	3,283	6,000	6,736

II	Total expenses	184,632	185,471	189,448	553,466	575,262	761,844

III	Finance expenses	4,146	3,569	3,125	11,003	9,244	12,552
IV	Finance and other income	9,708	9,195	5,785	26,383	17,137	23,896
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	5	3	(4)	(37)	(31)	(233)

VI	Profit before tax [I-II-III+IV+V]	44,533	42,778	35,521	127,527	108,588	147,210

VII	Tax expense	10,866	10,512	8,515	31,228	26,049	36,089

VIII	Profit for the period [VI-VII]	33,667	32,266	27,006	96,299	82,539	111,121

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	(231)	323	253	150	259	82
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(367)	153	141	(533)	33	(473)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	1,853	5,115	3,601	5,569	5,063	4,219
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	1	13	(15)	14	(196)	(198)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	269	(368)	(324)	(95)	(73)	198
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	(171)	(103)	(88)	(189)	113	128
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(1,100)	(673)	(286)	(1,555)	1,300	1,655
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	37	390	(81)	611	1,255	1,516

IX	Total other comprehensive income for the period, net of taxes	291	4,850	3,201	3,972	7,754	7,127

	Total comprehensive income for the period [VIII+IX]	33,958	37,116	30,207	100,271	90,293	118,248

X	Profit for the period attributable to:
	Equity holders of the Company	33,538	32,088	26,942	95,658	82,106	110,452
	Non-controlling interests	129	178	64	641	433	669

		33,667	32,266	27,006	96,299	82,539	111,121

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	33,783	36,942	30,154	99,590	89,963	117,744
	Non-controlling interests	175	174	53	681	330	504

		33,958	37,116	30,207	100,271	90,293	118,248

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,938	10,463	10,448	20,938	10,448	10,450
XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet						739,433
XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each) (EPS for the three and nine months ended periods are not annualized)
	Basic (in ₹)	3.21	3.07	2.58	9.15	7.73	10.44
	Diluted (in ₹)	3.20	3.06	2.58	9.13	7.71	10.41

1.

The audited consolidated financial results of the Company for the three and nine months ended December 31, 2024, have been approved by the Board of Directors of the Company at its meeting held on January 17, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the three months ended September 30, 2024 and nine months ended December 31, 2024, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885), and for the nine months ended December 31, 2023 and year ended March 31, 2024 includes gain on sale of immovable properties of ₹ (2,357).

4.

Other expenses are net of reversals of contingent consideration of ₹ Nil, ₹ 167, ₹ 2 for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively, ₹ 167 and ₹ 508 for the nine months ended December 31, 2024 and 2023, respectively and ₹ 1,300 for the year ended March 31, 2024. Other expenses are net of insurance claim received of ₹ Nil, ₹ 1,805, ₹ Nil for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively, ₹ 1,805 and ₹ Nil for the nine months ended December 31, 2024 and 2023, respectively and ₹ Nil for the year ended March 31, 2024.

5.	List of subsidiaries, associate and joint venture as at December 31, 2024 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India
Capco Technologies Private Limited			India
Wipro Technology Product Services Private Limited			India
Wipro Chengdu Limited			China
Wipro Holdings (UK) Limited			U.K.
Wipro HR Services India Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic

	Wipro CRM Services (formerly known as Wipro 4C NV)		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE (4)	UAE
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
		Applied Value Technologies B.V. (5)	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand
Wipro Japan KK			Japan
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India
Wipro Philippines, Inc.			Philippines
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro VLSI Design Services India Private Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc.(1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA
		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
		Applied Value Technologies, Inc. (6)	USA
Aggne Global IT Services Private Limited (3)			India
Wipro, Inc. (7)			USA
	Wipro Life Science Solutions, LLC (8)		USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2)	Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited holds 55% of the equity securities of Women’s Business Park Technologies Limited.
(3)	The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Capco Consulting Middle East FZE has been incorporated with effect from December 17, 2024 which is 100% held by Grove Holdings 2 S.á.r.l.
(5)	Wipro Information Technology Netherlands BV. has acquired 100% of the equity securities of Applied Value Technologies B.V.
(6)	Wipro IT Services, LLC has acquired 100% of the equity securities of Applied Value Technologies, Inc.
(7)	Wipro, Inc. has been incorporated as a wholly-owned subsidiary of the Company with the effect from September 30, 2024.
(8)	Wipro Life Science Solutions, LLC has been incorporated as a wholly-owned subsidiary of Wipro, Inc. with effect from October 10, 2024.
(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy
Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden
Rizing Intermediate Holdings, Inc.			USA
	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (9)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Pte Ltd. (9)	Singapore
The Capital Markets Company BV			Belgium
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company (UK) Ltd		U.K.
		Capco (UK) 1, Limited	U.K.
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia
Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Crowdsprint Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia
Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (9)	Germany
		Wipro IT Services Austria GmbH	Austria

(9)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Consulting USA, Inc.		USA
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at December 31, 2024, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

6.	Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Northern Europe and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended December 31, 2024, September 30, 2024, December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 are as follows:

Particulars	Three months ended			Nine months ended		Year ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023	March 31, 2024
	Audited	Audited	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	72,010	68,393	68,581	208,103	201,001	268,230
Americas 2	68,120	67,932	66,541	203,390	201,758	269,482
Europe	59,282	61,821	61,473	181,525	192,583	253,927
APMEA	23,439	23,811	24,913	70,753	77,678	102,177

Total of IT Services	222,851	221,957	221,508	663,771	673,020	893,816
IT Products	747	663	805	1,879	2,968	4,127

Total segment revenue	223,598	222,620	222,313	665,650	675,988	897,943

Segment result
IT Services
Americas 1	14,966	13,338	16,459	41,991	45,283	59,364
Americas 2	15,275	15,005	15,180	45,813	43,372	59,163
Europe	7,600	7,821	7,906	21,294	25,421	33,354
APMEA	3,667	3,070	3,433	9,178	9,218	12,619
Unallocated	(2,518)	(1,912)	(7,552)	(5,907)	(15,293)	(20,304)

Total of IT Services	38,990	37,322	35,426	112,369	108,001	144,196

IT Products	29	(183)	114	(201)	(514)	(371)
Reconciling Items	(53)	10	(2,675)	16	(6,761)	(7,726)

Total segment result	38,966	37,149	32,865	112,184	100,726	136,099

Finance expenses	(4,146)	(3,569)	(3,125)	(11,003)	(9,244)	(12,552)
Finance and other income	9,708	9,195	5,785	26,383	17,137	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	5	3	(4)	(37)	(31)	(233)

Profit before tax	44,533	42,778	35,521	127,527	108,588	147,210

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 410, ₹ (396), and ₹ 262 for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023 respectively, ₹ (192), and ₹ 468 for the nine months ended December 31, 2024, December 31, 2023, respectively and ₹ 340 for the year ended March 31, 2024, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)	Restructuring cost of ₹ 2,678 and ₹ 6,814 for the three and nine months ended December 31, 2023 respectively, and ₹ 6,814 for the year ended March 31, 2024, is included under Reconciling Items.
e)	Reconciling Items for the year ended March 31, 2024 includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.
f)

“Unallocated” within IT Services segment results is after recognition of amortization and impairment expense on intangible assets of ₹ 1,577, ₹ 2,919, ₹ 3,893, ₹ 6,278, ₹ 9,187 and ₹ 11,756 for the three months ended December 31, 2024, September 30, 2024, December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 respectively and change in fair value of contingent consideration of ₹ Nil, ₹ (167), ₹ (2), ₹ (167), ₹ (508) and ₹ (1,300) for the three months ended December 31, 2024, September 30, 2024, December 31, 2023, nine months ended December 31, 2024, December 31, 2023 and year ended March 31, 2024 respectively.

Segment results of IT Services segment for the three and nine months ended December 31, 2023 and year ended March 31, 2024 are after considering additional amortization due to change in estimate of useful life of the customer-related intangibles in an earlier Business combination.

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,712, ₹ 1,306 and ₹ 1,190 for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively and ₹ 4,347 and ₹ 4,297 for the nine months ended December 31, 2024, December 31, 2023, respectively, and ₹ 5,590 for the year ended March 31, 2024.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ 77, (820) and ₹ 68 for the three months ended December 31, 2024, September 30, 2024 and December 31, 2023, respectively, ₹ (766) and ₹ (2,174) for the nine months ended December 31, 2024, December 31, 2023, respectively and ₹ (2,072) for the year ended March 31, 2024.

7.	Buyback of equity shares

During the nine months ended December 31, 2023, the Company concluded the buyback of 269,662,921 equity shares (at a price of ₹ 445 per equity share) as approved by the Board of Directors on April 27, 2023. This has resulted in a total cash outflow of ₹ 145,173 (including tax on buyback of ₹ 24,783 and transaction costs related to buyback of ₹ 390). In line with the requirement of the Companies Act, 2013, an amount of ₹ 3,768 and ₹ 141,405 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 539 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 539.

Earnings per share for each of the three months ended December 31, 2023, September 30, 2023 and June 30, 2023 will not add up to earnings per share for the nine months ended December 31, 2023, on account of buyback of equity shares.

8.	Issue of bonus shares

The bonus issue in the ratio of 1:1 i.e.1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on November 21, 2024. Subsequently, on December 4, 2024, the Company allotted 5,232,094,402 equity shares (including ADS) to shareholders who held equity shares as on the record date of December 3, 2024. The Company also allotted 1:1 bonus equity share on 1,274,805 equity shares (including ADS) under allotment as on the record date. Consequently, ₹ 10,467 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, securities premium and retained earnings to the share capital.

Earnings per share for all prior periods have been proportionately adjusted for the bonus issue in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

9.	Events after the reporting period

The Board of Directors in their meeting held on January 17, 2025, declared an interim dividend of ₹ 6 /- (USD 0.07) per equity share and ADR (300% on an equity share of par value of ₹ 2 /-).

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: January 17, 2025	Rishad A. Premji Chairman